[CONSOL ENERGY INC. LETTERHEAD]

May 1, 2009

BY EDGAR SUBMISSION

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Mail Stop 7010

Washington, D.C. 20549

Re:	CONSOL Energy Inc.
Form S-4 Filed March 13, 2009
File No. 333-157894

Dear Mr. Schwall:

Enclosed please find our responses to the comments set forth in the letter dated April 3, 2009 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Form S-4 filed March 13, 2009 (the “S-4”). References to the “Company,” “we,” “us” or “our” in this letter refer to CONSOL Energy Inc. References to “CNX Gas” refer to CNX Gas Corporation. This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

All responses set forth below are keyed to the sequential numbering of the comments and to the headings used in the Staff’s letter. The Staff’s comments are in bold and our responses are in regular type.

General

1.

You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue

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May 1, 2009

comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example in the document, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make similar revisions elsewhere as appropriate. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

Response:

We have endeavored to provide a complete response to all comments. Where we have changed disclosures in response to comments, we have set forth the text of the changed disclosure in our response as well as indicating the location where the change appears in our proposed Amendment No.1 to the Form S-4 being supplementally provided to the staff and we have endeavored to make corresponding changes in other portions of the Form S-4 where similar revisions are appropriate.

2.	Please provide updated disclosure throughout the prospectus, and file any missing exhibits to the Form S-4, such as the legality opinion. We will require sufficient time for our review of the updated disclosure and the newly filed exhibits, and we may have additional comments.

Response:

We have reviewed and updated the disclosures where appropriate. We have also included the exhibits which were indicated to be filed by amendment: (1) the legality opinion as Exhibit 5 and (2) the Form of Election and Restricted Stock Unit Award Agreement as Exhibit 99.1. We have not completed the various blank dates and related information which are dependent upon the effective date of the Form S-4 and commencement of the offer. We will complete those in a final pre-effective amendment in connection with the registration statement becoming effective.

Cover page

3.	We note your reference to Rule 416(c) in footnote (2) to the Calculation of Registration Fee table. Please revise to reference the appropriate subpart of Rule 416.

Response:

We have corrected the reference in note 2 in the Calculation of Registration Fee table on the Cover Page to be Rule 416(a).

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May 1, 2009

Questions and Answers About the Offer, page 1

Q: Who is eligible to participate in the offer?, page 1

4.	You state that “[a]ll current employees, officers and directors” of CONSOL and CNX Gas may participate “to the extent that such person holds an eligible Incentive Award.” Disclose how many in each category hold eligible Incentive Awards. Also explain the process by which the exchange offer and exchange terms were formulated, including any input by affected individuals such as Mr. DeIuliis. To the extent that individuals participating in the process held Incentive Awards, provide appropriate conflicts of interest disclosure.

Response:

We have added the following additional sentences to the answer to the second question on page 1 of the Offer, Questions and Answers about the Offer and as a new third paragraph under the heading “Eligible Holders: Eligible Incentive Awards” on page 39 to address the Staff’s comment regarding the number of eligible participants in the exchange offer and the input of affected individuals in the offer:

As part of the management reorganization, J. Brett Harvey, as the Chief Executive Officer of CONSOL, had discussions with Nicholas J. DeIuliis, as the then Chief Executive Officer of CNX Gas, regarding the potential treatment of the outstanding CNX Gas performance share awards for CNX Gas employees. Messrs. Harvey and DeIuliis jointly determined to recommend to their respective Boards of Directors that the outstanding performance share awards be surrendered and exchanged for CONSOL New RSUs. They also determined to jointly recommend that January 16, 2009, the last trading day before the management reorganization was announced, be the date used for setting the exchange ratio (i) by computing the value of the Incentive Awards assuming that the end date of the performance periods was that date, and (ii) by valuing the CONSOL New RSUs to be issued as equal to the closing sale price of CONSOL shares on that date. This proposal was then presented to and approved by the Board of Directors of CONSOL and CNX Gas on February 17, 2009. There are 45 persons who hold 2007 performance share awards and 82 persons who hold 2008 performance share awards. Mr. DeIuliis holds 73,306 of the 2007 performance share awards and 66,902 of the 2008 performance share awards which are the subject of this offer and would receive 291,625 CONSOL New RSUs upon acceptance of this offer. Mr. DeIuliis has advised CONSOL that he intends to surrender his Incentive Awards in exchange for CONSOL New RSUs.

In addition, we have revised the third paragraph on page 35 of the Background and Reasons of the Offer and the third paragraph on page 45 of the Offer to read as follows:

As part of the management reorganization, J. Brett Harvey, as the Chief Executive Officer of CONSOL, had discussions with Nicholas J. DeIuliis, as the then Chief Executive Officer of CNX Gas, regarding the potential treatment of the CNX Gas equity awards held by CNX Gas employees as a result of the management reorganization. The 2007 and 2008 PSUs were to be paid in cash at the end of their respective three-year performance periods based on the total shareholder return of CNX Gas relative to the total shareholder return of the companies in a peer group of companies during the same periods. Because many of the officers and key employees of

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May 1, 2009

CNX Gas became officers and employees of CONSOL in the management reorganization, Messrs. Harvey and DeIuliis determined that it would be appropriate to give them an opportunity to exchange their long-term incentive awards, which were based solely on the value of CNX Gas, for long-term incentive awards based on the value of CONSOL, since those employees now have responsibility for the long-term performance of CONSOL. Thus, they determined to recommend an offer to exchange the 2007 and 2008 PSUs for CONSOL New RSUs having equivalent value and with the same vesting dates.

More specifically, the exchange is designed to:

•

create an incentive for former officers and employees of CNX Gas to enhance the value of CONSOL, including CNX Gas, since the value to an employee of the CONSOL New RSUs will depend upon the value of the common stock of CONSOL, which includes CNX Gas as an 83.3% owned subsidiary;

•	induce, by means of the vesting requirements, former CNX Gas employees who assumed responsibilities with CONSOL to remain as employees of CONSOL; and

•	To induce, by means of the vesting requirements, CNX Gas employees who remained at CNX Gas to remain as employees of CNX Gas.

Messrs. Harvey and DeIuliis also proposed that January 16, 2009, the last trading day before announcement of the management reorganization of CNX Gas, be used to value the 2007 and 2008 PSUs and to set the exchange ratio. In this way, the CNX Gas officers and employees would receive CONSOL New RSUs with a value equal to the value created by those officers and employees for CNX Gas shareholders as reflected by the value of their long-term incentive compensation awards while they were officers and employees of CNX Gas and prior to the management reorganization. The proposal was then presented to and approved by the Board of Directors of CONSOL and CNX Gas on February 17, 2009.

Q: Why are we making the offer?, page 2

5.	You state that the proposed exchange offer “should better incentivize the holders of the Incentive Awards for the interests of both organizations,” without explaining how the proposed exchange offer will do so. Revise to explain in necessary detail how the offer would better incentivize the holders with regard to both entities. Also explain how an exchange of CNX Gas performance share awards, which contain performance conditions, for the New RSUs of CONSOL, which do not contain performance conditions, is designed to incentivize performance.

Response:

In response to comment number 4, we revised the last sentence of the answer to the first question on page 2 to read in its entirety as follows;

Under the unified organizational structure created by the management reorganization, we concluded that offering the holders of CNX Gas performance share awards the opportunity to exchange those instruments for CONSOL New RSUs would be a better long-term incentive compensation vehicle than the CNX Gas performance share units alone. Specifically, the exchange is designed to:

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May 1, 2009

•

create an incentive for former officers and employees of CNX Gas to enhance the value of CONSOL, including CNX Gas, since the value to an employee of the CONSOL New RSUs will depend upon the value of the common stock of CONSOL, which includes CNX Gas as an 83.3% owned subsidiary;

•	induce, by means of the vesting requirements, former CNX Gas employees who assumed responsibilities with CONSOL to remain as employees of CONSOL; and

•	To induce, by means of the vesting requirements, CNX Gas employees who remained at CNX Gas to remain as employees of CNX Gas.

While the CONSOL New RSUs offered for exchange do not have the total shareholder performance condition contained in the Incentive Awards, the CONSOL New RSUs are settled by the issuance of CONSOL’s common stock (rather than cash), the value to an employee of the CONSOL New RSUs will depend upon the value of CONSOL common stock and the performance of both companies should affect the value of CONSOL’s common stock due to CONSOL owning approximately 83.3% of CNX Gas.

As noted above, we also revised the third paragraph on pages 35 and 45 of the Offer as set forth above.

Q: Will CNX Gas’ board of directors make a recommendation concerning the offer?, page 4

6.	You state that “We do not know whether the CNX Gas board will make a recommendation. Under SEC rules, CNX Gas will be required to make a recommendation or state that it is neutral or is unable to take a position with respect to the offer.” Once the CNX Gas board makes a recommendation or a statement of neutrality, please update the Form S-4 to include the relevant information.

Response:

The CNX Gas board has made no recommendation and the question and answer on page 4 of the Offer has been revised to read in its entirety as follows:

Q. Has the CNX Gas board of directors made a recommendation concerning the Offer?

A. The CNX Gas board of directors has decided not to make a recommendation and is expressing no opinion and remaining neutral with respect to the Offer. An employee who surrenders the Incentive Awards in exchange for the CONSOL New RSUs might receive (upon vesting) value which is more or less than a person who did not surrender the Incentive Awards. The decision to accept the offer or not should be made by the affected persons.

A new subsection captioned “CNX Gas Board Recommendation” has been added as the last subsection to Background and Reasons for the Offer which reads in its entirety as follows:

The CNX Gas board of directors has decided not to make a recommendation concerning the Offer and is expressing no opinion and is remaining neutral with respect to the offer. The value of the Incentive

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Awards is based upon the total shareholder return computation of CNX Gas versus a peer group of companies over the performance period. This computation involves comparing the average closing stock prices of CNX Gas and the peer group companies at a beginning point with the average closing stock prices of CNX Gas and the peer group companies at an ending point. To value the Incentive Awards, we assumed that the ending date of the performance period was January 16, 2009, rather than the end dates specified in the 2007 PSUs and the 2008 PSUs (December 31, 2009 and December 31, 2010, respectively). It is not possible to know whether the computation using January 16, 2009 will be more or less than the value determined at the specified end dates. In addition, it is not possible to know whether the value assigned to the CONSOL New RSUs (the closing price at January 16, 2009) will be higher or lower than the price of CONSOL common stock on the specified end dates. Thus, the employees of CNX Gas who surrender the Incentive Awards in exchange for the CONSOL New RSUs might receive (upon vesting) more or less than a person who does not surrender the Incentive Awards. In these circumstances, the CNX Gas board decided not to make a recommendation. The decision to accept the Offer or not should be made by the affected persons.

Accounting Treatment, page 9

7.	We note your statement that “[u]nder SFAS 123R, incremental compensation cost will be recognized in an amount equal to the excess of the fair market value of the modified award over the fair value of the original award immediately before the modification.” Please advise whether you anticipate that there will be any such excess amount, and if so, how this is consistent with your statement elsewhere in the document that the CNX Gas PSUs will be exchanged for CONSOL New RSUs of “equivalent value.”

Response:

The exchange ratio for the number of CONSOL New RSUs to be granted to CNX Gas PSU holders was determined based on the market price of CNX Gas stock and the market price of CONSOL stock on January 16, 2009. This ratio was calculated to provide equivalent exchange value. Even though an exchange ratio has been established, the accounting values for these transactions cannot be determined until an award grant date is established. In accordance with FAS 123(r), the replacement awards will not be considered granted until shareholder approval is received. This approval was received on April 28, 2009. The market price of CONSOL shares on the date of shareholder approval will be used as the basis of the replacement award. The estimated value of the PSUs on that same date will be used as the accounting basis for the awards being replaced. Therefore, at this time, we cannot anticipate if there will be an excess of value over the original value that will need recognized in CONSOL’s financial statements.

Background of the Offer, page 34

8.	We note your statements about the valuation of the CNX Gas 2007 and 2008 PSUs and the CONSOL New RSUs. Please disclose in detail the methodologies you used in determining the values of these securities, including any assumptions that you used. We may have additional comments.

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May 1, 2009

Response:

The value of the CNX Gas 2007 PSUs and 2008 PSUs was determined in accordance with the provisions of the respective 2007 and 2008 long-term incentive programs which govern the awards other than the end date for the performance period was assumed to be January 16, 2009. The value of the CONSOL New RSUs to be issued was the closing price of CONSOL’s common stock on the New York Stock Exchange on January 16, 2009. We have revised the last paragraph of the Background of the Offer section on page 35 of the Offer and the third paragraph under Purpose of the Offer on page 45 to clarify this and these paragraphs now read in their entirety as follows:

Since the CNX Gas PSUs (i.e., the Incentive Awards) are governed by existing award agreements and the respective terms of the long-term incentive programs, to achieve these goals we are offering the holders of the Incentive Awards the opportunity to surrender their Incentive Awards to CNX Gas in exchange for CONSOL issuing to them New RSUs containing similar vesting periods, forfeiture terms and non-competition and non-disclosure covenants, but not containing the total shareholder return performance conditions. The value of the Incentive Awards is based upon the total shareholder return over the performance periods of CNX Gas in comparison with a peer group of companies. This total shareholder return computation compares a beginning point of the average closing trading prices of the common stocks of CNX Gas and the peer companies at the beginning of the award period (which is known at this time and we used that in setting a value) against an ending point of the average closing trading prices adjusted for any dividends paid by the companies at the end of the award periods (December 31, 2009 for the 2007 PSUs and December 31, 2010 for the 2008 PSUs, respectively). We assumed the performance periods ended January 16, 2009 and computed the average closing prices of the common stock of CNX Gas and the companies in the peer group adjusted for any dividends paid through that date to determine values for the Incentive Awards. We then divided these values by the closing price of CONSOL common stock on the New York Stock Exchange on January 16, 2009 and rounded the results to the third decimal place to set the exchange ratios being offered for the Incentive Awards (1.982 of a CONSOL New RSU per 2007 PSU and 2.187 of a CONSOL New RSU per 2008 PSU).

Additional Factors for Consideration by Holders of Incentive Awards, page 36

9.	We note your statement in the second bullet point that “such values may change from those dates to the expiration of the offer.” Please explain more precisely how the values may change and what factors could cause them to change.

Response:

We have revised the second bullet on page 36 to read in its entirety as follows:

•

The exchange ratio was derived (i) by determining a value for the CNX Gas performance share units assuming the performance period ended January 16, 2009, and otherwise in accordance with the terms of the program and (ii) by valuing the CONSOL New RSUs as equal to the reported closing price of CONSOL’s common stock on the New York Stock Exchange on January 16, 2009. These values may differ from the values on the expiration date of this offer as well as the values of the 2007 PSUs and the 2008 PSUs as

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May 1, 2009

of the end of their respective performance periods (December 31, 2009 and December 31, 2010, respectively). The terms of the performance share units require a computation and comparison of total stockholder return of CNX Gas relative to each company in a specified peer group over the performance period. The total stockholder return computation uses a beginning point based upon the average closing stock prices of CNX Gas and the peer group companies over a ten business day period at the beginning of the performance period (which is known and we used in setting a value) and an ending point based upon the average closing stock prices of CNX Gas and the peer group companies over the ten business day period ending on the last day of the performance period and adjusted for dividends paid by any of the companies through the end date. Thus, since the value of the Incentive Awards under their terms depends upon the average adjusted closing stock prices of CNX Gas and the peer group companies at the end of the performance period, as well as dividends paid by the companies through the end date, using a different ending date for this measurement, such as the date on which this offer expires or the respective specified end dates for the awards (December 31, 2009 for the 2007 PSUs and December 31, 2010 for the 2008 PSUs), could result in a value for the Incentive Awards which materially differs from the value of the awards using January 16, 2009 as the end date. In addition, the trading price of CONSOL common stock on the date this Offer expires (as well as on December 31, 2009 and December 31, 2010) may be higher or lower than its closing price on the New York Stock Exchange on January 16, 2009.

Procedure for Tendering Incentive Awards—Determination of Validity, page 42

10.	We note your statement that “[w]e will decide, in our sole discretion, all questions as to . . . the terms and conditions of the New RSUs.” Revise your disclosure to make clear that you have described in the prospectus all of the material terms and conditions of the New RSUs.

Response:

The language commented upon was intended to be a reference to the Plan provision which states that the Board determines any question regarding interpretation of any award. We have deleted clause (iii) in which this language appears from the first sentence of the Procedure for Tendering Incentive Awards—Determination of Validity on page 42. That sentence now reads as follows:

We will determine, in our discretion, all questions as to form of documents and the validity,

form, eligibility (including time of receipt) and acceptance of any tendered award.

We have rewritten the definition of “New RSU” or “CONSOL New RSU” to more fully describe the unit including this Plan provision. The definition of “New RSU” or “CONSOL New RSU” on page 1 of the Offer now reads in its entirety as follows:

“New RSU” or “CONSOL New RSU” will mean the restricted stock unit granted on the Exchange Date under the Amended and Restated CONSOL Energy Inc. Equity Incentive Plan, which we refer to in this prospectus as the “Plan,” in replacement of a tendered Incentive Award. A restricted stock unit represents the right to receive one share of CONSOL common stock

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May 1, 2009

following the vesting date of that unit. Each New RSU will have similar vesting periods, forfeiture terms and non-competition and non-disclosure covenants as the surrendered Incentive Award, except that the New RSU will not have the total shareholder return performance conditions contained in the performance share award. We believe we have set forth all of the material terms and conditions of the New RSUs. In the event that a question arises regarding the New RSUs, including the satisfaction of any of their conditions, similar to the CNX Gas Equity Incentive Plan under which the Incentive Awards were created and issued, the Plan provides that CONSOL’s Board of Directors (or a delegated committee or person) will determine in its sole discretion any interpretation or determination with respect to any award under the Plan, including the New RSUs, and that any such determination is final and binding. The New RSUs will be evidenced by a Restricted Stock Unit Award Agreement.

Material U.S. Federal Income Tax Consequences, page 43

11.	It does not appear that the potential tax consequences, particularly with regard to the applicability of Sections 409A, are certain. As there is uncertainty regarding the tax consequences of the exchange to those who are being offered CONSOL restricted stock units, and as it appears that such information may be material, please obtain and file an opinion of an expert regarding the tax consequences. We may have additional comments once you file the opinion and provide revised corresponding disclosure in this section. See Item 601(b)(8) of Regulation S-K.

Response:

The Company does not believe there is uncertainty regarding the potential tax consequences to the employees and stated in the summary of tax consequences on pages 2 and 3 of the Offer that an employee would not recognize any taxable income for U.S. federal income tax purposes. The Company has made the following revisions to the Material U.S. Federal Income Tax Consequences to make it be consistent with the Summary. The second full paragraph on page 43 of the Offer has been revised to delete the reference to Section 409(A) and that paragraph now reads in its entirety as follows:

The following is a brief summary of the principal United States federal income tax consequences to Eligible Holders and CONSOL, and is based upon an interpretation of present federal tax laws and regulations and may be inapplicable if such laws and regulations are changed. This summary is not intended to be exhaustive or constitute tax advice and does not describe state, local or foreign tax consequences. The Plan is not subject to the protective provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Code Section 401(a). This summary is based upon the Internal Revenue Code of 1986, as amended (which we refer to as the Code), regulations under the Code, and court and administrative rulings and decisions in effect on the date of this prospectus, all of which are subject to change, possibly retroactively. Any change could affect the continuing validity of the tax consequences described in this prospectus. We have not requested and will not request an advance ruling from the Internal Revenue Service as to the tax consequences of the Offer. This description is not binding on the Internal Revenue Service, and there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described below.

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May 1, 2009

The Section 409(A) subsection of the Surrender and Issuance Transactions paragraph on page 43 has been revised and that paragraph now reads in its entirety as follows:

Surrender And Issuance Transactions.

Acceptance of Offer. If you surrender your CNX Gas Incentive Awards, we believe you will not recognize any taxable income for U.S. federal income tax purposes at the time of your surrender.

Issuance of CONSOL New RSUs. We also believe you will not recognize any taxable income for U.S. federal income tax purposes upon the issuance of the CONSOL New RSUs.

Section 409A. We also believe that you will not have any additional tax, interest charge or penalty arising under Code Section 409(A) upon the surrender of the CNX Gas Incentive Awards and the issuance of the CONSOL New RSUs. See the discussion below regarding holding of CONSOL New RSUs and Code Section 409A, which also applies to the surrender and issuance transactions.

The second paragraph of the Section 409A subsection on page 44 has been rewritten and that paragraph now reads in its entirety as follows:

The CNX Gas Incentive Awards were designed to comply with an exception to Section 409(A). Similarly, the CONSOL New RSUs under the Plan are designed to comply with an exception to Section 409(A) and, therefore, Section 409A should have no effect on your taxes upon the surrender of the CNX Gas Incentive Awards, the issuance of the CONSOL New RSUs or the holding of the CONSOL New RSUs. However, similar to the CNX Gas Equity Incentive Plan under which the CNX Gas long-term incentive programs were adopted and the Incentive Awards issued to you, the Plan provides that in no event shall CONSOL, any member of its board or any committee, any officer, employee or affiliate have any liability to you (or any other person) due to the failure of any award, including the CONSOL New RSUs, to satisfy the requirements of Section 409(A) and you would remain solely responsible for any taxes, interest charges or penalties under Section 409(A).

12.	We note your statement on page 43 that “the following description assumes that such awards will be designed to conform to the requirements of Section 409A of the Code [emphasis added].” On page 44, you state that “[a]wards of RSUs under the Plan are intended to comply with Section 409A, the regulations issued thereunder or an exception thereto.” If the awards were designed to comply with Section 409A, please revise to provide consistent disclosure in that regard.

Response:

The disclosure has been revised as set forth in the answer to comment 11.

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May 1, 2009

If you have any questions with regard to these responses, need further information or would like to discuss any of the information covered in this letter, please contact me at 724.485.4550.

Sincerely,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial
Officer—CONSOL and CNX Gas

cc:	T. Levenberg
N. Gholson
P. Jerome Richey
Stephen W. Johnson
Lorraine L. Ritter
Michael D. McLean
Kurt Salvatori
Stephanie L. Gill